[Medical Properties Trust, Inc. Letterhead]
VIA EDGAR AND FACSIMILE TRANSMISSION
July 3, 2007
Kevin Woody
Robert Telewicz
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Medical Properties Trust, Inc. File No. 001-32559 Form 10-K for Fiscal Year Ended December 31, 2006
This letter is submitted by Medical Properties Trust, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the Commission on March 16, 2007, as set forth in your letter, dated June 19, 2007 (the “Comment Letter”), to R. Steven Hamner, Executive Vice President and Chief Financial Officer of the Company. For reference purposes, the relevant text of the Comment Letter has been reproduced below.
Comment 1:

It appears as if you have a significant credit concentration related to your leasing arrangements with Vibra Healthcare LLC and as such you have included the financial statements in Exhibit 99.1. It is unclear whether these financial statements have been audited. Please revise your filing to include audited financial statements of Vibra Healthcare LLC or explain to us why audited financial statements are not required.
Response:
SEC Staff Training Manual, Topic II.B — Properties Subject to Net Lease states:
The disclosure pertaining to a material lessee, including its audited financial statements if the investment exceeds 20% of total assets, should be provided in filings made under both the Securities Act and the Exchange Act.
We consider Vibra a material lessee and, in accordance with the above guidance, routinely include Vibra’s financial statements as exhibits to our periodic reports on Forms 10-K and 10-Q. At the time we filed our 2006 Form 10-K, Vibra, a private, non-reporting company, had not yet completed its year-end 2006 audit and we thus included in our Form 10-K the most recent financial statements for Vibra in our possession. Vibra delivered its completed audited financial statements to us in early May 2007 and we included them as an exhibit to our report on Form 10-Q for the period ended March 31, 2007, filed with the Commission on May 10, 2007.

Comment 2:
Please explain to us the provisions of your rental agreements that entitle you to rental income during the construction period. To the extent the lessee is funding a portion of the construction costs, explain to us why these amounts have not been accounted for as a reduction of the cost basis of the asset. In your response, cite the sections of your lease agreements that describe this arrangement and the basis for your current accounting treatment.
Response:
The language excerpted below is from one of our lease agreements which addresses rental income during the construction period. All of our lease agreements for construction projects have the same or very similar language:
Construction Period Rent: During the Construction Period, the rent payable by Lessee to Lessor shall accrue but be deferred as provided herein. The amount of such accrual shall be calculated each month during the Construction Period as follows: beginning October 1, 2005, and on the first (1st) day of each month during the Construction Period thereafter, Lessee shall be obligated to pay, on a deferred basis as provided herein, an amount equal to the product of (i) ten and 75/100 percent (10.75%) (subject to adjustment as provided in Section 3.l(c) below) multiplied by (ii) the amount of Total Development Costs which have been incurred as of the last day of the immediately preceding month, divided by (iii) twelve (12), it being understood and agreed that, beginning November 1, 2005, and on the first (1st) day of each month thereafter during the Construction Period, any amounts of previously deferred Construction Period rent are to be included within Total Development Costs for purposes of the calculation of Construction Period rent under this Section 3.11a) (such construction period rent calculated as herein provided being referred to herein as the “Construction Period Rent”). The Construction Period Rent will be deferred and added to Total Development Costs but will not be paid until the Completion Date at which time the Construction Period Rent amount will be amortized and paid over the Fixed Term beginning with the Completion Date, in equal monthly installments as part of the payments of Base Rent. Lessee shall be entitled to prepay all or any portion of Construction Period Rent, without penalty. As the amortized Construction Period Rent is paid, the Total Development Costs and Base Rent will be adjusted and reduced accordingly.
These terms allow us to accrue amounts during the construction period, based on the amount of cost which has been paid or incurred periodically during construction. However, the lease allows us to collect these amounts during the subsequent period of the lease during which the lessee has possession of the facility. We term these amounts which accrue during the construction period as “construction period rent”. Note 2 — Summary of Significant Accounting Policies — Revenue Recognition in the Audited Consolidated Financial Statements included in our 2006 Annual Report on Form 10-K states, “Also, during construction of its development projects, the Company is generally entitled to accrue rent based on the cost paid during the construction period (construction period rent). The Company accrues construction period rent as a receivable and deferred revenue during the construction period. When the lessee takes physical possession of the facility, the Company begins recognizing the accrued construction period rent on the straight-line method over the remaining term of the lease.” We note also that our lessees do not fund any portion of construction costs during the construction period. Accordingly, we record no income during construction from construction period rents; rather, we defer the income during construction and record income only during the period which the lessee physically occupies the constructed facility. We believe that we should not record income until the lessee physically occupies the newly constructed facility, which is the point at which we begin providing the service which we are obligated to provide under the lease agreement.

Comment 3:
Explain to us the Company’s methodology for determining the amount of interest expense that may be capitalizable to development projects. In your response, please provide us with an analysis of the amounts and timing of any transfers of capital costs from development during the current year, capital costs incurred during the current year, and the rate used to capitalize interest thereon. Reference is made of SFAS 34.
Response:
SFAS No. 34 — Capitalization of Interest, paragraph 6, states, “If an asset requires a period of time in which to carry out the activities necessary to bring it to that condition and location, the interest cost incurred during that period as a result of expenditures for the asset is a part of the historical cost of acquiring the asset.” Paragraph 9(b) states that interest shall be capitalized for “assets intended for sale or lease that are constructed or otherwise produced as discrete projects (e.g., ships or real estate developments)”. The second introductory paragraph to SFAS No. 34 states, “If the enterprise associates a specific new borrowing with the asset, it may apply the rate on that borrowing to the appropriate portion of the expenditures for the asset. A weighted average of the rates on other borrowings is to be applied to expenditures not covered by specific new borrowings.” Paragraph 13 states, “The capitalization rates used in an accounting period shall be based on the rates applicable to borrowings outstanding during the period.” Our Note 2 — Summary of Significant Accounting Policies — Real Estate and Depreciation in the Audited Consolidated Financial Statements in our 2006 Annual Report on Form 10-K states that our cost of construction includes interest which can be associated with the construction of an asset. Our methodology for determining the amount of interest expense that may be capitalizable consists of the following steps:
1.	Calculate the weighted average interest rate incurred from all debt during the most recently completed fiscal quarter.

2.	Apply the weighted average interest rate to the beginning balance of construction in process for the period of the entire quarter.

3.	Apply the weighted average interest rate to additional costs paid during the quarter from the date of payment to the last day of the quarter.

4.	Compare interest which is capitalizable in #2 and #3 above to interest incurred during the quarter.

5.	If capitalizable interest is less, then record the amounts in #2 and #3 as a reduction in interest expense and as an addition to construction in progress.

6.	If capitalizable interest is more than monthly interest incurred, reduce the amount of capitalizable in #2 and #3 ratably in proportion to interest incurred.

7.	Capitalized interest ceases when the asset is put into service, in our case when the lessee physically occupies the facility.
During 2006, we transferred the following two projects from development to income producing:

			Cost Transferred
	Construction in		to Income	Date Placed
	Process	Cost Added	Producing	in Service
Project Name	at 12/31/05	in 2006	Assets	in 2006
Monroe	$11,394,864	$22,277,731	$33,672,595	August 8
North Cypress	$19,073,277	$41,848,962	$60,922,239	December 1

TOTAL	$30,468,141	$64,126,693	$94,594,834

The amounts above do not include an additional $50,235,539 which was added to our development projects in 2006 which were not placed into service until 2007.
We used the following weighted average interest rates during 2006:

Weighted
Average
Quarter Ended	Interest Rate
March 31	9.21%
June 30	9.32%
September 30	8.67%
December 31	8.07%
Comment 4:

Please provide us with your analysis under EITF 00-19 and SFAS 133 of the “capped call” transaction you entered into in conjunction with the issuance of the Exchangeable Notes during November 2006. Explain to us how you determined that the premium paid to enter into this transaction should be accounted for as a reduction of equity.
Response:
The following is a copy of the accounting analysis and policy memorandum that we prepared prior to completion of the transaction. This memo sets forth the rationale and states the relevant accounting literature that results in the accounting treatment that we used.
In EITF 00-19, paragraph 8 states that, for free-standing derivatives that are indexed to a company’s stock, the following types of derivatives should be accounted for as equity in the balance sheet.
•	Contracts that require physical settlement or net-share settlement, or;

•	Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met
The criteria in EITF 00-19.12-.32 are shown in the attached Appendix.
The call spread transaction for MPT, as defined in the capped call confirmation document, meets the criteria for classification of the derivative contract as equity in the balance sheet. In addition, EITF 00-19 requires that the transaction be recorded in equity and no further re-measurement or mark-to-market is required. EITF 00-19.8 says that a contract that requires net share settlement is recorded in equity. If a freestanding derivative allows net share or net cash settlement, then the freestanding derivative must be evaluated under paragraph 12-32. Since the MPT contract requires net share settlement, recording in equity is required and paragraphs 12-32 are irrelevant.
EITF 00-19 is unclear on this issue of whether a contract which requires net settlement must meet the requirements of paragraphs 12-32. EITF 00-19 states in the first bullet point of paragraph 8 that a contract which requires net share settlement is recorded in equity. In the second bullet point, it states that a contract in which the Company has the option to net share settle must meet the requirements of paragraphs 12-32. Further in paragraph 41, the guidance says, for purchased call options, to follow the guidance in paragraph 39, which indicates that the guidance in paragraphs 12-32 should be followed, presumably even for those contracts which require net settlement just as for those which have the option of net share settlement. This will be shown in the following table which addresses each of the requirements in paragraphs 12-32:

1.	The contract permits the company to settle in unregistered shares. Otherwise, share delivery is not within the control of the company.	If the call spread transaction is in the money, the Company will receive a net amount of shares from the counter-party. Therefore, there will not be any net shares issued, so there is no issue here. If it is not in the money, the company will not exercise the option. So, only shares will be received, never issued.
2.	The company has sufficient authorized and un-issued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.	Since the Company will receive shares, there are no shares that will be issued. So, the share limitation is not an issue. See #1 above.
3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	The Company will receive shares, so the share limitation is not an issue. See #1 above.
4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	There are no requirements for registering any shares with the SEC.
5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).	The contract requires net share settlement and provides no other option for settlement.
6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	The transaction requires net share settlement and no cash settlement options under any circumstances.
7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	Any eventual shareholders from the share settlement will not have rights greater than any current shareholder. Since MPT owns the contract, there can be no rights for MPT as MPT owns none of the shares covered by the contract.
8.	There is no requirement in the contract to post collateral at any point or for any reason.	The option has no security requirement.

Because the MPT call spread transaction does not require any settlement in cash, the transaction, as required in paragraph 9 of 00-19, will be recorded as permanent equity.
EITF 00-19.9 provides further guidance by requiring that contracts that are initially classified as equity are accounted for in permanent equity as long as those contracts continue to be classified as equity. Contracts that require that the company deliver shares as part of a physical settlement or a net-share settlement should be initially measured at fair value and reported in permanent equity. Subsequent changes in fair value should not be recognized as long as the contracts continue to be classified as equity.

We have concluded that the call spread is subject to the SFAS No. 133.11(a) scope exception as the instrument is indexed (as contemplated in EITF 01-6) to the company’s shares (for purposes of the consolidated F/S) and would be equity classified based on the requirements in 00-19. MPT has accounted for its premium payments for the call spread as a charge against additional paid in capital in the balance sheet. The transaction will not be marked to market in subsequent balance sheets.
Because the effect of the capped call transaction is to reduce the number of shares which may be converted from the exchangeable notes, the effect would be anti-dilutive. Therefore, the call spread transaction will not be reflected in calculations of EPS because the effect would be anti-dilutive.
NOTE: SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” addresses the accounting for certain free-standing instruments and requires that they be recorded as liabilities. SFAS No. 150.12 requires that certain financial instruments that are settled in a company’s shares must be recorded as a liability if the monetary value of the obligation is based solely or predominantly on any one of the following:
a.	A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)

b.	Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares)

c.	Varies inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).
The capped call transaction does not have a fixed monetary amount known at inception and changes in value are based solely on the price of MPT stock. Also, the value of the obligation increases as the share price increases. Therefore, SFAS No. 150 does not apply.

Appendix: Additional Conditions Necessary for Equity Classification (from Paragraphs 12-32 of EITF 00-19)
Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash. Similarly, for SEC registrants, equity derivative contracts with any provision that could require physical settlement by a cash payment to the counterparty in exchange for the company’s shares cannot be accounted for as permanent equity. Those conclusions do not allow for an evaluation of the likelihood that an event would trigger cash settlement (whether net cash or physical), except that if the payment of cash is only required upon the final liquidation of the company, then that potential outcome need not be considered when applying the consensuses in this Issue.
Because any contract provision that could require net-cash settlement precludes accounting for a contract as equity of the company (except for those circumstances in which the holders of the underlying shares would receive cash), all of the following conditions must be met for a contract to be classified as equity:
1.	The contract permits the company to settle in unregistered shares. Otherwise, share delivery is not within the control of the company

2.	The company has sufficient authorized and un-issued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

8.	There is no requirement in the contract to post collateral at any point or for any reason.
Please do not hesitate to contact me if you have any questions or comments relating to our response to the Comment Letter.
Very truly yours,
/s/ R. Steven Hamner

R. Steven Hamner
Executive Vice-President and Chief Financial Officer